April 18, 2022

Via EDGAR

Alison White Senior Counsel Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Boston Trust Walden Funds: File No. 811-06526

Dear Ms. White:

On April 8, 2022, Boston Trust Walden Funds (the “Trust”) filed a preliminary proxy statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Proxy Statement”). On April 11, 2022, you provided oral comments. The following is a summary of our understanding of your comments and the Trust’s responses. Where necessary, these responses will be incorporated into a subsequent Proxy Statement. Capitalized terms used herein have the same meaning ascribed to them in the Proxy Statement.

Comment 1: We are unable to locate the disclosure required by Item 22(a)(3)(iii) of Schedule 14A regarding the availability of the Funds’ annual report. Please revise the Proxy Statement accordingly or advise where the disclosure is located or why you believe it is not necessary.

Response: The Trust has updated its disclosure in the text box on page 2 of the Prospectus to state the following:

Important Notice Regarding Internet Availability of Proxy Materials

This Proxy Statement is available at vote.proxyonline.com. The Trust’s Proxy Statement ~~and annual and semi-annual reports are~~ is available by calling (877) 478-5047.

Each Fund’s annual and semi-annual reports are available upon request, without charge, by writing to Boston Trust Walden Funds, c/o Boston Trust Walden Company, One Beacon Street, Boston, MA 02108 or calling (800) 282-8782 ext. 7050

Philip.Sineneng@ThompsonHine.com Phone: 614.469.3217	ps

Alison White

April 18, 2022 Page 2

Comment 2: We are unable to locate the disclosure required by Item 22(b)(13)(i) of Schedule 14A regarding the compensation of Trust officers. Please revise the Proxy Statement accordingly or advise where the disclosure is located or why you believe it is not necessary.

Response: The disclosure requested by Item 22(b)(13)(i) of Schedule 14A is not applicable because none of the Trust officers receive compensation directly from the Trust. The Chief Compliance Officer receives compensation from the Trust administrator derived indirectly from fees paid by the Funds under a Compliance Services Agreement between the administrator and the Trust.

Comment 3: We are unable to locate the disclosure required by Items 407(b)(1) and (2) of Regulation S-K, as required by Item 22(b)(15)(i) of Schedule 14A, regarding the number of Trustee and shareholder meetings during the most recent fiscal year. Please revise the Proxy Statement accordingly or advise where the disclosure is located or why you believe it is not necessary.

Response: The Trust has added the following disclosure to the end of the paragraph under the heading “Leadership Structure and Board” on page 9 of the Proxy Statement:

During the fiscal year ended December 31, 2021, the Board met four times. All Trustees were present at each meeting.

An annual meeting of shareholders is not required by the Trust’s Declaration of Trust, the Investment Company Act of 1940 or other authority. Therefore, Item 407(b)(2) of Regulation S-K is inapplicable.

Comment 4: With respect to the Nominating and Governance Committee (the “Committee”) disclosure on page 10 of the Proxy Statement, please state whether the Committee operates pursuant to a charter and, if so, provide the disclosure required by Instruction 2 to Item 407(c)(2)(i) of Regulation S-K, as required in Item 22(b)(15)(ii) of Schedule 14A.

Response: The Trust has amended its disclosures to on page 10 of the Proxy Statement to state the following:

The Nominating and Governance Committee reviews the composition of the Board and reviews Trustee compensation periodically to recommend appropriate changes to the full Board. During the last fiscal year, the Nominating Committee held five meetings. The Nominating and Governance Committee operates pursuant to a charter, a copy of which is included in the Appendix.

Alison White

April 18, 2022 Page 3

Comment 5: The approval of Proposal 1 requires the affirmative vote of a plurality. Please provide clearer disclosure of what “plurality” means, i.e., that as long as a nominee gets a single vote in his or her favor, the nominee will be elected regardless of how many shareholders oppose his or election.

Response: The Trust has amended its disclosure on page 17 regarding the Approval of Proposal 1 to state the following:

Approval of Proposal 1 requires the affirmative vote of a plurality of all votes at the Meeting. Under this plurality system, each vacant Trustee position~~s are~~ is filled by the nominee~~s~~ who receives the largest number of votes for that position, with no majority approval requirement~~, until all vacancies are filled~~. Each Nominee is unopposed for the vacant Trustee position he or she is seeking to fill.

Comment 6: Please provide a copy of the proxy card for our review with your response.

Response: The proxy card is attached.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

Attachment

BOSTON TRUST WALDEN FUNDS PROXY FOR A SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 10, 2022 The undersigned, revoking all Proxies heretofore given, hereby appoints [ ], [ ], and [ ] or any of them as Proxies of the undersigned, with full power of substitution to each, to vote on behalf of the undersigned all shares of the above-mentioned fund, that the undersigned is entitled to vote at the meeting of shareholders, and at any adjournment(s) thereof, to be held at its offices at to be held at Boston Trust Walden, One Beacon Street, Boston MA 02108, on June 10, 2022 at 10:00 a.m. Eastern Time, or as adjourned. Do you have questions? If you have any questions about how to vote your proxy or about the meeting in general, please call (877) 478-5057 toll free. Representatives are available to assist you Monday through Friday, from 9 a.m. to 10 p.m., Eastern time. Important Notice Regarding the Availability of Proxy Materials for this Special Meeting of Shareholders to Be Held on June 10, 2022. The proxy statement and the accompanying notice of Special Meeting of Shareholders for this meeting are available at: https://vote.proxyonline.com/btw/docs/proxy2022.pdf Call (888) 227-9349 to reach an automated touch-tone voting line or call the number below to speak with a live representative Vote on the internet VOTER PROFILE: Voter ID: Security ID: Shares to Vote: Household ID: VOTE REGISTERED TO: REG1 REG2 REG3 REG4 YOUR VOTE IS IMPORTANT NO MATTER HOW MANY SHARES YOU OWN. PLEASE CAST YOUR PROXY VOTE TODAY! CONTROL NUMBER: 123456789101 SIGN, DATE AND VOTE ON THE REVERSE SIDE Go to the website below and enter your control number or simply use your camera on your smart phone to scan this QR code. Internet voting is available 24 hours day. Vote by phone vote.proxyonline.com (877) 408-5057 Toll Free Vote by mail Postage-Paid Envelope Mail your signed and voted proxy back in the postage paid envelope provided. PROXY CARD

BOSTON TRUST WALDEN FUNDS YOUR VOTE IS IMPORTANT. THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS INSTRUCTED. UNLESS INDICATED TO THE CONTRARY, THIS PROXY SHALL BE DEEMED TO GRANT AUTHORITY TO VOTE “FOR” THE PROPOSALS RELATING TO THE FUND AND DISCRETIONARY AUTHORITY TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE SHAREHOLDER MEETING OR ANY ADJOURNMENT(S) OR POSTPONEMENT(S) THEREOF. THE BOARD OF TRUSTEES UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE PROPOSALS. TO VOTE, MARK CIRCLES BELOW IN BLUE OR BLACK INK AS FOLLOWS. Example: ● 1. To elect to the Board of Trustees of the Trust: FOR WITHHOLD (a) Louis G. Hutt, Jr. ○ ○ (b) Dina A. Tantra ○ ○ FOR AGAINST ABSTAIN 2. To approve an amendment to each Fund’s fundamental policy regarding loans. ○ ○ ○ 3. To approve an amendment to each Fund’s fundamental policy regarding borrowing. ○ ○ ○ 4. To approve an amendment to each Fund’s fundamental policy regarding commodities. ○ ○ ○ 5. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof. THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. THANK YOU FOR VOTING YOUR SIGNATURE IS REQUIRED FOR YOUR VOTE TO BE COUNTED The undersigned acknowledges receipt with this Proxy of a copy of the Notice of Special Meeting of Shareholders and the Proxy Statement. Your signature(s) on this Proxy should be exactly as your name(s) appear on this Proxy. If the shares are held jointly, each holder should sign this Proxy. Attorneys-in-fact, executors, administrators, trustees or guardians should indicate the full title and capacity in which they are signing. __________________________________________________________ Signature (and title if applicable) Date __________________________________________________________ Signature (if held jointly) Date PROXY CARD